SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)1

NewStar Financial, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

65251F105
(CUSIP Number)

Amy M. Soeda Corsair Capital LLC 717 Fifth Avenue, 24th Floor New York, NY 10022 Tel: (212) 224-9425
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65251F105	13D	Page 2 of 10

1	NAME OF REPORTING PERSON Corsair Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY		☐
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 – See Item 5
	8	SHARED VOTING POWER 8,024,358(2) – See Item 5
	9	SOLE DISPOSITIVE POWER 0 – See Item 5
	10	SHARED DISPOSITIVE POWER 8,024,358(2) – See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,024,358(2) – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.36%(2)(3) – See Item 5
14	TYPE OF REPORTING PERSON IA

2 This amount includes 200,174 shares of the Issuer’s common stock which may be acquired by J.P. Morgan Corsair II Capital Partners, L.P. (“Corsair II”) by exercise at any time at the option of Corsair II of one warrant, and 110,148 shares of the Issuer’s common stock purchased by Corsair III Financial Services Offshore 892 Partners, L.P. in the event which requires the filing of this statement.

3 This percentage is calculated based on 43,706,785 shares of the Issuer’s common stock, which includes (i) 36,258,531 shares of the Issuer’s common stock outstanding as of November 9, 2007 as reported in the Issuer’s quarterly report on Form 10-Q dated as of November 13, 2007, (ii) 7,248,080 shares of the Issuer’s common stock sold by the Issuer in the event which requires the filing of this statement and (iii) 200,174 shares of the Issuer’s common stock which may be acquired by Corsair II by exercise at any time at the option of Corsair II of one warrant.

CUSIP No. 65251F105	13D	Page 3 of 10

1	NAME OF REPORTING PERSON Corsair III Financial Services Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY		☐
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 – See Item 5
	8	SHARED VOTING POWER 2,209,238 – See Item 5
	9	SOLE DISPOSITIVE POWER 0 – See Item 5
	10	SHARED DISPOSITIVE POWER 2,209,238 – See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,209,238 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%(4) – See Item 5
14	TYPE OF REPORTING PERSON PN

4 This percentage is calculated based on 43,506,611 shares of the Issuer’s common stock, which includes (i) 36,258,531 shares of the Issuer’s common stock outstanding as of November 9, 2007 as reported in the Issuer’s quarterly report on Form 10-Q dated as of November 13, 2007 and (ii) 7,248,080 shares of the Issuer’s common stock sold by the Issuer in the event which requires the filing of this statement.

CUSIP No. 65251F105	13D	Page 4 of 10

1	NAME OF REPORTING PERSON J.P. Morgan Corsair II Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY		☐
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 – See Item 5
	8	SHARED VOTING POWER 5,704,972(5) – See Item 5
	9	SOLE DISPOSITIVE POWER 0 – See Item 5
	10	SHARED DISPOSITIVE POWER 5,704,972(5) – See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,704,972(5) – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.05%(6) – See Item 5
14	TYPE OF REPORTING PERSON PN

5 This amount includes 200,174 shares of the Issuer’s common stock which may be acquired by Corsair II by exercise at any time at the option of Corsair II of one warrant.
6 This percentage is calculated based on 43,706,785 shares of the Issuer’s common stock, which includes (i) 36,258,531 shares of the Issuer’s common stock outstanding as of November 9, 2007 as reported in the Issuer’s quarterly report on Form 10-Q dated as of November 13, 2007, (ii) 7,248,080 shares of the Issuer’s common stock sold by the Issuer in the event which requires the filing of this statement and (iii) 200,174 shares of the Issuer’s common stock which may be acquired by Corsair II by exercise at any time at the option of Corsair II of one warrant.

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of NewStar Financial, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 500 Boylston Street, Suite 1600, Boston, MA 02116.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed jointly on behalf of each of Corsair Capital LLC, Corsair III Financial Services Capital Partners, L.P. (“Corsair III”) and J.P. Morgan Corsair II Capital Partners, L.P. (“Corsair II”, and collectively with Corsair Capital LLC and Corsair III, the “Reporting Persons”).

The General Partner of Corsair II is Corsair II, L.P., the General Partner of Corsair II, L.P. is Corsair II, L.L.C., and the Managing Member of Corsair II, L.L.C. is Corsair PTJB, LLC.

The General Partner of Corsair III is Corsair III Management, L.P.

Corsair Capital LLC is the General Partner of Corsair III Management, L.P. and the manager of Corsair PTJB, LLC.

(b) The address of the principal business and the principal office of the Reporting Persons, Corsair II, L.P., Corsair II, L.L.C., Corsair PTJB, LLC and Corsair III Management, L.P is c/o Corsair Capital LLC, 717 Fifth Avenue, 24th Floor, New York, NY 10022. The name, business address and present principal occupation or employment of each member and officer of Corsair Capital LLC and the managing member and each officer of Corsair II, L.L.C. are set forth on Schedules A and B, respectively.

(c) The principal business of Corsair II and Corsair III is investing in the financial services industry.  The principal business of Corsair Capital LLC, Corsair II, L.P., Corsair II, L.L.C., Corsair PTJB, LLC and Corsair III Management, L.P. is the management and oversight of Corsair entities that invest in the financial services industry, including, as the case may be, Corsair II, Corsair III and Corsair III Financial Services Offshore 892 Partners, L.P. (“Corsair III Offshore”).

(d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, Corsair II, L.P., Corsair II, L.L.C., Corsair PTJB, LLC, Corsair III Management, L.P. or any of the persons listed on Schedules A and B attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, Corsair II, L.P., Corsair II, L.L.C., Corsair PTJB, LLC, Corsair III Management, L.P. or any of the persons listed on Schedules A and B attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The state of organization of each of the Reporting Persons, Corsair II, L.P., Corsair II, L.L.C., Corsair PTJB, LLC and Corsair III Management, L.P. is Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

Corsair II and its related entities obtained the funds used to purchase Series A Preferred Stock and a warrant to purchase Series A Preferred Stock (which, upon the Company’s initial public offering (the “IPO”), were respectively automatically converted into the 5,504,798 shares of Common Stock that Corsair II beneficially owns and a warrant to purchase 200,174 shares of Common Stock, as described in Item 4 below), by making capital calls to their respective Limited Partners. The aggregate purchase price of the Series A Preferred Stock and warrant was $60,000,000.

The shares of Common Stock beneficially owned by Corsair III and Corsair III Offshore that were obtained in the event which requires the filing of this statement were purchased by Corsair III and Corsair III Offshore with capital obtained by Corsair III and Corsair III Offshore from capital calls to their respective Limited Partners. The aggregate purchase price of those shares of Common Stock was $22,092,380 and $1,101,480, respectively, for the purchases made by Corsair III and Corsair III Offshore.

The shares of Common Stock that Corsair III and Corsair III Offshore have agreed to purchase in the Second Closing, as defined in Item 4 below, will be purchased by Corsair III and Corsair III Offshore with capital obtained by Corsair III and Corsair III Offshore from capital calls to their respective Limited Partners.  The aggregate purchase price of those shares of Common Stock will be $16,008,010 and $798,130, respectively, for the purchases to be made by Corsair III and Corsair III Offshore. Corsair III’s  and Corsair III Offshore’s obligations to consummate the Second Closing are subject to approval by the Company’s shareholders (“the Shareholders”).

Item 4.  Purpose of Transaction.

In connection with the Company’s formation, on June 17, 2004, Corsair II and its related entities entered into a subscription agreement with the Company under which Corsair II and its related entities (i) agreed to purchase 6,000,000 shares of Series A Preferred Stock for $10 per share prior to the earlier of the IPO or three years from the date of the agreement, on the dates and at the amounts instructed by the Company’s board of directors from time to time, and (ii) received a warrant to acquire 218,182 shares of Series A Preferred Stock (the “Preferred Stock Warrant”) for $10 per share. Corsair II and its related entities purchased 6,000,000 shares of  Series A Preferred Stock prior to the IPO. Concurrent with the IPO, the Series A Preferred Stock held by Corsair II were automatically converted into 5,504,798 shares of Common Stock, and the Preferred Stock Warrant was automatically converted into a warrant to acquire 200,174 shares of Common Stock at an adjusted strike price of $10.90.

On November 12, 2007, the Company entered into a definitive agreement with Corsair III, Corsair III Offshore and certain other investors for the private placement of 12.5 million shares of Common Stock at a price per share of $10.00 (the “Private Placement”).  The Private Placement is structured in two tranches.  The closing of the first tranche (the “First Closing”), in which the Company sold 7,248,080 shares of Common stock, is the event which requires filing of this statement.  The closing of the second tranche (the “Second Closing”), in which the Company will sell 5,251,920 shares of Common Stock, is subject to approval by the Shareholders, which will be sought at a special meeting of the Shareholders in January 2008. The Second Closing is expected to occur within three business days following a vote of the Shareholders in favor of the transaction.

Two directors of the Company are affiliated with Corsair II, Corsair III and Corsair III Offshore: T. Kimball Brooker and Richard E. Thornburgh, who are officers of the entity delegated investment authority for the Corsair II portfolio and are also officers of Corsair Capital LLC.  Messrs. Brooker and Thornburgh therefore have an interest in the outcome of the Shareholders’ vote on the Second Closing.

In connection with the Private Placement, the following transactions were entered into:

(a)  On November 12, 2007, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Corsair III, Corsair III Offshore, Union Square Partners, L.P., Swiss Reinsurance Company, OZ Master Fund, Ltd., GPC LV II LLC, Fleet Maritime, Inc., OZ Global Special Investments Master Fund, L.P., SAB Capital Partners, L.P., SAB Capital Partners II, L.P., and SAB Overseas Master Fund, L.P. (collectively, the “Investors”), pursuant to which the Company agreed to issue and sell to such Investors, and such Investors (severally and not jointly) agreed to purchase from the Company, on and subject to the terms and conditions set forth therein, shares of Common Stock at a purchase price of $10.00 per share, such purchases to occur in two separate transactions.  Under the Purchase Agreement, Corsair III and Corsair III Offshore agreed to purchase, and did purchase, 2,209,238 and 110,148 shares, respectively, of Common Stock from the Company at the First Closing, and agreed to purchase 1,600,801 and 79,813 shares, respectively, of Common Stock from the Company upon the consummation of the Second Closing.  The Investors’ obligations to consummate the Second Closing are subject to approval by the Shareholders.  Under the Purchase Agreement, the Company shall use the net proceeds from the sale of the shares of Common Stock in the Private Placement for working capital purposes and shall not use such proceeds for the satisfaction of any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), or to redeem any Common Stock or other securities or to settle any outstanding litigation. A copy of the Purchase Agreement is set forth as Exhibit 2 hereto.

(b)  On November 12, 2007, the Company entered into a Registration Rights Agreement with the Investors.  A copy of this Registration Rights Agreement is set forth as Exhibit 3 hereto.

(c)  On November 12, 2007, the Company entered into separate Voting Agreements with Corsair II and certain other existing shareholders, pursuant to which such shareholders agreed not to transfer the shares of Common Stock beneficially owned by them (the “Subject Shares”) until the earlier of completion of the Private Placement or termination of the Purchase Agreement, and agreed to vote the Subject Shares in favor of the Private Placement and against any proposal in opposition to the Private Placement.  A copy of the Voting Agreement between the Company and Corsair II is set forth as Exhibit 4 hereto.

The descriptions herein of the various agreements and other documents referred to above are qualified in their entirety by reference to the full text of such agreements and documents, which are incorporated herein by reference.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  However, each Reporting Person reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, each Reporting Person reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (v) encourage (including, without limitation, through their designees on the Company’s board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries  (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (B) changing the present board of directors of the Company, including changing the number or term of board members or filling existing vacancies on the board, (C) changes to the Company’s capitalization or dividend policy, (D) changing the Company’s charter, bylaws, or similar organizational instruments or taking other actions which may impede the acquisition of control of the Company by any person, (E) causing a class of the Company’s securities to be delisted from a national securities exchange or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Exchange Act or (F) other changes to the Company’s business or structure. In addition, the directors of the Company who are affiliated with Corsair II, Corsair III and Corsair III Offshore may remain in office or may resign or be removed from office in accordance with the provisions of the Company’s organizational documents.

Item 5.   Interest in Securities of the Issuer.

(a) -	(b) For the purposes of Rule 13d-3 promulgated under the Exchange Act:

(i)
Corsair II beneficially owns, and has shared power to vote or dispose of, 5,704,972 shares of Common Stock (an amount which includes 200,174 shares of Common Stock which may be acquired by Corsair II by exercise at any time at the option of Corsair II of one warrant), or approximately 13.05% of the shares of Common Stock;

(ii)	Corsair III beneficially owns, and has shared power to vote or dispose of, 2,209,238 shares of Common Stock, or approximately 5.08% of the shares of Common Stock;
(iii)	Corsair III Offshore beneficially owns, and has shared power to vote or dispose of, 110,148 shares of Common Stock, or approximately 0.25% of the shares of Common Stock;
(iv)
Corsair Capital LLC may be deemed to beneficially own, and to share power to vote or dispose of, the 8,024,358 shares of Common Stock owned by Corsair II, Corsair III and Corsair III Offshore, or approximately 18.36% of the shares of Common Stock;

(v)
Corsair II, L.P., Corsair II, L.L.C. and Corsair PTJB, LLC may be deemed to beneficially own, and to share power to vote or dispose of, the 5,704,972 shares of Common Stock owned by Corsair II (an amount which includes 200,174 shares of Common Stock which may be acquired by

Corsair II by exercise at any time at the option of Corsair II of one warrant), or approximately 13.05% of the shares of Common Stock; and
(vi)
Corsair III Management, L.P. may be deemed to beneficially own, and to share power to vote or dispose of, the 2,319,386 shares of Common Stock owned by Corsair III and Corsair III Offshore, or approximately 5.33% of the shares of Common Stock;

although each of Corsair Capital LLC, Corsair II, L.P., Corsair II L.L.C., Corsair PTJB, LLC and Corsair III Management L.P., respectively, disclaims beneficial ownership of such securities.

The percentage ownership amounts presented in this Item 5(a)(i), (iv) and (v) are calculated based on 43,706,785 shares of Common Stock, which include (x) 36,258,531 shares of Common Stock outstanding as of November 9, 2007 as reported in the Company’s quarterly report on Form 10-Q dated as of November 13, 2007, (y) 7,248,080 shares of Common Stock sold by the Company in the event which requires the filing of this statement and (z) 200,174 shares of Common Stock which may be acquired by Corsair II by exercise at any time at the option of Corsair II of one warrant.

The percentage ownership amounts presented in this Item 5(a)(ii), (iii) and (vi) are calculated based on 43,506,611 shares of Common Stock, which include (x) 36,258,531 shares of Common Stock outstanding as of November 9, 2007 as reported in the Company’s quarterly report on Form 10-Q dated as of November 13, 2007 and (y) 7,248,080 shares of Common Stock sold by the Company in the event which requires the filing of this statement.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

(c) Other than the securities purchases described in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as described herein, the Reporting Persons are not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 4 and 5 hereof, and the agreements and other documents attached as Exhibits hereto, are incorporated herein by reference.

Except for the arrangements described in the responses to Items 4 and 5 hereof and the Stockholders’ Agreement dated June 18, 2004 and amendments 1 through 4 thereto, between the Company and certain securityholders of the Company, copies of which are attached as Exhibits 5 through 9 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:          Joint Filing Agreement among the Reporting Persons.

Exhibit 2:          Securities Purchase Agreement, dated November 12, 2007, by and among NewStar Financial, Inc., Corsair III Financial Services Capital Partners, L.P., Corsair III Financial Services Offshore 892 Partners, L.P., Union Square Partners, L.P., Swiss Reinsurance Company, OZ Master Fund, Ltd., GPC LV II LLC, Fleet Maritime, Inc., OZ Global Special Investments Master Fund, L.P., SAB Capital Partners, L.P., SAB Capital Partners II, L.P., and SAB Overseas Master Fund, L.P.

Exhibit 3:          Registration Rights Agreement, dated November 12, 2007, by and among NewStar Financial, Inc., Corsair III Financial Services Capital Partners, L.P., Corsair III Financial Services Offshore 892 Partners, L.P., Union Square Partners, L.P., Swiss Reinsurance Company, OZ Master Fund, Ltd., GPC LV II LLC, Fleet Maritime, Inc., OZ Global Special Investments Master Fund, L.P., SAB Capital Partners, L.P., SAB Capital Partners II, L.P., and SAB Overseas Master Fund, L.P.

Exhibit 4:          Voting Agreement, dated November 12, 2007, by and among NewStar Financial, Inc. and J.P. Morgan Corsair II Capital Partners, L.P.

Exhibit 5:          Stockholders’ Agreement, dated as of June 18, 2004, between NewStar Financial, Inc. (f/k/a Novus Capital, Inc.) and the stockholders party thereto.

Exhibit 6:          First Amendment to Stockholder’s Agreement, dated as of August 22, 2005.

Exhibit 7:          Second Amendment to Stockholder’s Agreement, dated as of June 5, 2006.

Exhibit 8:          Third Amendment to Stockholder’s Agreement, dated as of December 12, 2006.

Exhibit 9:          Fourth Amendment to Stockholder’s Agreement, dated as of March 26, 2007.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date:  December 7, 2007

CORSAIR CAPITAL LLC

By:	/s/ Amy M. Soeda
	Name:	Amy M. Soeda
	Title:	Chief Financial Officer

CORSAIR III FINANCIAL SERVICES CAPITAL PARTNERS, L.P.

By:	Corsair III Management, L.P., as General Partner
By:	Corsair Capital LLC, as General Partner

By:	/s/ Amy M. Soeda
	Name:	Amy M. Soeda
	Title:	Chief Financial Officer

J.P. MORGAN CORSAIR II CAPITAL PARTNERS, L.P.

By:	Corsair II, L.P., as General Partner
By:	Corsair II, L.L.C., as General Partner

By:	/s/ Amy M. Soeda
	Name:	Amy M. Soeda
	Title:	Chief Financial Officer

SCHEDULE A

OFFICERS AND MEMBERS
OF
CORSAIR CAPITAL LLC

The names of the members and the names and titles of the officers of Corsair Capital LLC are set forth below.  The business address of each of the persons listed below is c/o Corsair Capital LLC, 717 Fifth Avenue, 24th Floor, New York, NY 10022.  Unless otherwise indicated, each title set forth opposite an individual’s name refers to his title at Corsair Capital LLC and each individual is a United States citizen.

Name	Title
Maximillian Management LLC	Member

Asgard, LLC	Member

AKC Corsair LLC	Member

Nicholas B. Paumgarten	Chairman

Richard E. Thornburgh	Vice Chairman, Member

D.T. Ignacio Jayanti[1]	President

T. Kimball Brooker Jr.	Chief Investment Officer

Amy M. Soeda	Chief Financial Officer

1Mr. Jayanti is a United Kingdom citizen and not a United States citizen.

SCHEDULE B

OFFICERS AND MANAGING MEMBER
OF
CORSAIR II, L.L.C.

The names of the managing member and the names and titles of the officers of Corsair II, L.L.C. are set forth below.  The business address of each of the persons listed below is c/o Corsair Capital LLC, 717 Fifth Avenue, 24th Floor, New York, NY 10022.  Unless otherwise indicated, each title set forth opposite an individual’s name refers to his title at Corsair II, L.L.C. and each individual is a United States citizen.

Name	Title
Corsair PTJB, LLC	Managing Member

Nicholas B. Paumgarten	Chairman

Richard E. Thornburgh	Vice Chairman

D.T. Ignacio Jayanti[1]	President

T. Kimball Brooker Jr.	Chief Investment Officer

Amy M. Soeda	Chief Financial Officer

1Mr. Jayanti is a United Kingdom citizen and not a United States citizen.